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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                             Recycling Industries, Inc.                          to Issuer (Check all applicable)
Wiens, Thomas J.                             ("RECY")                                           X   Director         X   10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
9780 South Meridian Blvd.                       Person (Voluntary)                                     Chief Executive Officer
Suite 180                                                                April 1998                   ---------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    x Form filed by One Reportng Person
Englewood         CO             80112               ###-##-####          (Month/Year)       ---
                                                                                              ---Form filed by More than One
                                                                                                 Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock, $.001 par value         4/07/98    M              300,000        A   $2.87
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Common Stock, $.001 par value         4/07/98    M            1,206,667        A   $1.25
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Common Stock, $.001 par value         4/07/98    M              603,333        A   $1.25       4,165,025           D
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Common Stock, $.001 par value                                                                    227,414           I          (1)
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Common Stock, $.001 par value                                                                      1,664           I          (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Stock Option (right to buy)              $2.87      11/17/97   A               300,000               11/17/97  12/26/00
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Stock Option (right to buy)              $1.25       4/07/98   A             1,206,667                4/7/98(3) 4/30/07
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Stock Option (right to buy)              $1.25       4/07/98   A               603,333                4/7/98(4) 4/30/07
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Stock Option (right to buy)              $2.87       4/07/98   M                          300,000    11/17/97  12/26/00
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Stock Option (right to buy)              $1.25       4/07/98   M                        1,206,667     4/7/98   4/30/07
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Stock Option (right to buy)              $1.25       4/07/98   M                          603,333     4/7/98   4/30/07
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------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock           300,000                                      D
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Common Stock         1,206,667                                      D
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Common Stock           603,333                                      D
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Common Stock           300,000                       0              D
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Common Stock         1,206,667                       0              D
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Common Stock           603,333                       0              D
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Explanation of Responses:

(1) Shares owned by First Dominion Holdings, Inc., a company owned and controlled by the
    Reporting Person.

(2) Shares owned by Real Heroes, Inc., a not-for-profit company controlled by the Reporting
    Person

(3) On April 30, 1997, the Reporting Person was granted an option to purchase 1,206,667 shares of common stock. The option vests upon the satisfaction of certain performance criteria which were met effective April 7, 1998.

(4) On April 30, 1997, the Reporting Person was granted an option to purchase 603,333 shares of common stock. The option vests upon the satisfaction of certain performance criteria which were met effective April 7, 1998.

                                                                                  /s/ Thomas J. Weins                April 30, 1998
                                                                                -----------------------------------  --------------
**Intentional misstatements or omissions of facts constitute                      **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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